Exhibit (d)(ix)

ENDORSEMENT

Amendment to “Owner” Provision

This Endorsement is attached to and made part of the policy.

Rights Restricted

Anything in the policy to the contrary notwithstanding, the owner will not have the right, without the proper written consent of the employer or the employer’s successor, to:

•	surrender the policy for its Net Cash Surrender Value;

•	obtain a policy loan;

•	assign the policy as collateral for a loan; or

•	change the ownership of the policy.

The employer is not entitled to receive any of the proceeds or benefits provided under the policy.

Notices Required

In order to effect any of the restricted transactions, proper written notice, signed by the employer and the owner, must be received by GIAC at its Customer Service Office.

The restrictions on the rights of the owner may not be revoked unless proper written notice of such revocation is received by GIAC at its Customer Service Office. A written notice, signed by the employer and the owner, specifying the date when the restrictions on the rights of the owner will terminate, must be provided to GIAC.

Termination

This Endorsement will terminate:

•	if the employer’s business no longer exists; or

•	on the earlier of:

•	the date GIAC receives at its Customer Service Office proper written notice of revocation of the restrictions on the owner’s rights under the policy; or

•	the insured’s date of death; or

•	the surrender or termination of the Policy.

This rider must be sent to the Customer Service Office for cancellation.

00-R216VUL	The Guardian Insurance & Annuity Company, Inc.